UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

NN, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-23486	62-1096725
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2000 Waters Edge Drive, Johnson City, Tennessee	37604
(Address of principal executive offices)	(Zip Code)

(423) 743-9151

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01	CONFLICT MINERALS DISCLOSURE

The Dodd–Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law on July 21, 2010. Section 1502 of the Dodd-Frank Act amends the Securities Exchange Act of 1934 to require additional disclosures relating to the use of conflict minerals originating in the Democratic Republic of Congo or any adjoining country (each a “Covered Country”). “Conflict minerals” include columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, wolframite (the metal ore from which tungsten is extracted), or any derivatives thereto.

Pursuant to Section 1502 of the Dodd-Frank Act, the U.S. Securities and Exchange Commission (“SEC”) issued final rules on August 22, 2012 regarding disclosure of the use of conflict minerals. The SEC’s final rules require issuers with conflict minerals that are necessary to the functionality or production of a product manufactured by the issuer, or contracted to be manufactured, to disclose annually whether any of the conflict minerals they used originated in any Covered Country. This Form SD is being filed for the reporting period from January 1, 2013 to December 31, 2013.

In response to the SEC’s final rules, NN, Inc. (the “Company”) conducted a reasonable, good faith review of the products it manufactures or contracts to manufacture. This review was designed to determine whether conflict minerals are necessary to the functionality or production of the products manufactured by the Company or contracted to be manufactured on its behalf, and whether the conflict minerals used by the Company originated in a Covered Country, or came from recycled or scrap sources. As a part of the Company’s review, employees of the Company or its subsidiaries contacted suppliers for the Company and its subsidiaries and requested written or oral representations as to whether any of the conflict minerals appearing in materials they provided originated in the Covered Countries, or came from recycled or scrap sources.

Based on this review, the Company determined that conflict minerals are not necessary to the functionality or production of the products manufactured by it or contracted to be manufactured on its behalf. To the extent that that conflict minerals do appear in products that the Company manufactures or contracts to manufacture, the Company has determined, based on written or oral representations received from its suppliers, that any conflict minerals that might appear in such products did not originate in any Covered Country, or that such conflict minerals originated from recycled or scrap materials. A copy of this disclosure has been posted to the Investor Relations section of the Company’s website at http://www.nnbr.com/news/financial-reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	NN, INC.

	By:	/s/ Thomas C. Burwell, Jr.
	Name:	Thomas C. Burwell, Jr.
	Title:	Vice President-Chief Accounting Officer and Corporate Controller